# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dogwood Therapeutics, Inc., CIK 0001818844
CUSIP: 92829J203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 44 MILTON AVENUE, ALPHARETTA, Georgia (GA), 30009
Date of event which requires filing of this statement: 03/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 115,790; shared voting power 0; sole dispositive power 115,790; shared dispositive power 0; aggregate amount beneficially owned 115,790 (6.1% of the class)
  Comment: All ownership percentages set forth in this Schedule 13G are calculated based upon an aggregate of 1,911,128 shares of Common Stock outstanding immediately after giving effect to the completion of the Issuer's registered offering as described in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on March 14, 2025.

## Item 1. Issuer
Name of issuer: Dogwood Therapeutics, Inc.
Address of issuer's principal executive offices: 44 Milton Ave, Alpharetta, GA 30009

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 115,790 shares of the Issuer's common stock, par value $0.001 per share
Percent of class: 6.1
Sole power to vote or to direct the vote: 115,790
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 115,790
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (03/17/2025)